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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                    NUTRITION FOR LIFE INTERNATIONAL, INC.
                               (Name of Issuer)


                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   670615202
                                (CUSIP Number)

                                Pailla M. Reddy
                              51 Brooklyn Avenue
                              Westbury, NY 11590
                                (516) 333-4483
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               November 17, 1999
           (Date of  Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Pailla M. Reddy
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
         ====================================================================

(3)  SEC Use Only ___________________________________________________________

(4)  Source of Funds (See Instructions)   PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     Permanent Resident of USA

 Number of      (7) Sole Voting Power:  1,144,366
Shares Bene-
  ficially      (8) Shared Voting Power:  0
  Owned by
  Each          (9) Sole Dispositive Power: 1,144,366
  Report-
ing Person      (10) Shared Dispositive Power: 0
  With:

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,144,366

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)  Percent of Class Represented by Amount in Row (11): 16%

(14)  Type of Reporting Person (See Instructions): IN
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Item 1.  Security and Issuer.

     (a)  Name and address of principal executive offices of issuer:

          Nutrition For Life International, Inc.
          9101 Jameel
          Houston, TX 77040

     (b)  Title and class of equity securities:

          Common Stock, $.01 par value (the "Common Stock")

Item 2.  Identity and Background.

     (a)  Name of person filing:

          Pailla M. Reddy

     (b)  Residence or Business Address:

          51 Brooklyn Avenue
          Westbury, NY 11590

     (c)  Principal occupation:

          President, Bactolac Pharmaceutical Inc.
          51 Brooklyn Avenue
          Westbury, NY 11590

     (d)  Criminal proceedings:

          The Reporting Person has not been, during the last five years, convicted in any criminal proceeding.

     (e)  Civil Proceedings:

          The Reporting Person has not been, during the last five years, a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          The Reporting Person is a permanent resident of the USA.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired 96,831 shares of Series A Convertible Preferred Stock of the Issuer on November 17, 1999 in connection with the merger of Bactolac Pharmaceutical Inc. into a subsidiary of the Issuer. In connection with the merger, the Reporting Person entered into an
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     Earnout Agreement with the Issuer pursuant to which he may acquire up to an additional 17,605.6 shares of Series A Preferred Stock if certain performance criteria are satisfied. Each share of Series A Preferred Stock will automatically convert into ten shares of Common Stock upon approval of conversion by the shareholders of the Issuer.

Item 4.  Purpose of the Transaction.

     See Item 3 regarding potential acquisition of additional securities of the Issuer. The Reporting Person expects to be nominated to be a director of the Issuer at the next meeting of the Issuer's shareholders.

Item 5.  Interests in Securities of the Issuer.

     (a) Number of shares beneficially owned:

         1,144,366 shares of Common Stock.

         Percent of class:

         16% (The Issuer has 5,808,595 shares of Common Stock outstanding based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

     (b) Rights with respect to the sole power to vote, direct the vote of, or dispose of shares:

         1,144,366

     (c) Recent transactions:

         Not applicable.

     (d) Rights with respect to dividends or sales proceeds:

         Not applicable.

     (e) Date of cessation of five percent beneficial ownership:

         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.
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                                   SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  November 29, 1999                          /s/ Pailla M. Reddy
       -----------------                          --------------------
                                                  Pailla M. Reddy